UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THE INFORMATION SET FORTH IN THIS FORM 6-K SHALL BE SET FORTH IN THIS FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE OF THE FILING THEREOF, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST (FOR THE FISCAL YEAR ENDING MARCH 31, 2017)” AND “3. EARNINGS FORECAST.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: General Manager, Financial Accounting Dept.

Date:    July 27, 2016

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Three Months Ended June 30, 2016 <Under Japanese GAAP>	July 27, 2016

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: August 12, 2016

Investors meeting presentation for quarterly financial results: Not scheduled

Note: Amounts less than one million yen have been rounded down.

1.	Consolidated financial results (for the three months ended June 30, 2016)

    (1) Operating results

(Millions of yen, except per share data and percentages)

		Ordinary income		Ordinary profit		Profit attributable to owners of parent
	Three months ended June 30, 2016	¥ 1,197,817	(4.9)%	¥ 273,973	(32.3)%	¥ 184,285	(31.2)%

	Three months ended June 30, 2015	1,259,549	12.6	404,473	10.1	267,869	16.1
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2016: ¥(34,375) million [—%] (b) for the three months ended June 30, 2015: ¥346,618 million [14.3%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
		Earnings per share		Earnings per share (Diluted)
	Three months ended June 30, 2016	¥ 134.79		¥ 134.65

	Three months ended June 30, 2015	195.92		195.79
(2) Financial position
		(Millions of yen, except percentages)
		Total assets		Net assets		Net assets ratio
	June 30, 2016	¥ 181,371,336		¥ 10,298,101		4.8%

	March 31, 2016	186,585,842		10,447,669		4.8

Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2016: ¥8,785,755 million (b) as of March 31, 2016: ¥8,913,761 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock per share

(Yen)

Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2016	¥ —	¥ 75	¥ —	¥ 75	¥ 150

Fiscal year ending March 31, 2017	—
Fiscal year ending March 31, 2017 (Forecast)		75	—	75	150

Note:	Dividend forecast remains unchanged.

3. Earnings forecast (for the fiscal year ending March 31, 2017)

(Millions of yen, except percentages)

	Ordinary profit		Profit attributable to owners of parent
Fiscal year ending March 31, 2017	¥ 1,020,000	3.5%	¥ 700,000	8.2%

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentages shown in ordinary profit and profit attributable to owners of parent are the increase (decrease) from the previous fiscal year.

* Notes

(1)	There were no changes in material consolidated subsidiaries in the period.

(2)	Special accounting methods used for preparing quarterly consolidated financial statements were not adopted.

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

(4)	Number of shares issued (common stock)

	As of June 30, 2016	As of March 31, 2016
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares

(b) Number of treasury stocks	46,833,343 shares	46,830,882 shares

	Three months ended June 30, 2016	Three months ended June 30, 2015
(c) Average number of shares issued in the period	1,367,222,939 shares	1,367,238,040 shares

Note on quarterly review process:

This report is out of the scope of the external auditor’s review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the review process of the quarterly consolidated financial statements has not been completed as of the disclosure of this report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the three months ended June 30, 2016 supplementary information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) reports the financial results for the three months ended June 30, 2016.

1. Operating results

In the three months ended June 30, 2016, gross profit decreased by ¥80.3 billion year-on-year to ¥715.8 billion. The primary reasons for the decrease were the fall in net interest income at Sumitomo Mitsui Banking Corporation (“SMBC”) and slugging growth in sales of investment trusts and proceeds from equity brokerage at SMBC Nikko Securities Inc. and SMBC Friend Securities Co., Ltd.

General and administrative expenses increased by ¥16.4 billion year-on-year to ¥443.2 billion, mainly due to expenditures by SMBC and Sumitomo Mitsui Card Company, Limited in order to implement measures to enhance top-line growth.

Total credit cost increased by ¥4.1 billion year-on-year to ¥10.6 billion. This was primarily due to a decrease in gains on reversal of reserve for possible loan losses recognized by SMBC.

Gains on stocks decreased by ¥34.1 billion year-on-year to ¥1.5 billion. This was mainly due to a decrease in gains on sales of stocks at SMBC.

As a result, ordinary profit decreased by ¥130.5 billion year-on-year to ¥274.0 billion, and profit attributable to owners of parent decreased by ¥83.6 billion year-on-year to ¥184.3 billion.

Consolidated		(Billions of yen)

	Three months ended June 30, 2016	Change from the three months ended June 30, 2015
Net business profit	¥ 279.4	¥ (95.6)
Gross profit	715.8	(80.3)
General and administrative expenses	(443.2)	(16.4)
Equity in gains of affiliates	6.8	1.0
Total credit cost	(10.6)	(4.1)
Gains on stocks	1.5	(34.1)
Ordinary profit	274.0	(130.5)
Profit attributable to owners of parent	184.3	(83.6)

SMBC, non-consolidated
Banking profit*	¥ 164.8	¥ (74.6)
Gross banking profit	369.4	(71.0)
Expenses (excluding non-recurring losses)	(204.6)	(3.6)
Total credit cost	18.5	(1.9)
Gains on stocks	0.1	(28.2)
Ordinary profit	148.6	(113.7)
Net income	107.0	(78.0)

* Banking profit (before provision for general reserve for possible loan losses)

2. Financial position

As of June 30, 2016, SMFG’s total assets were ¥181,371.3 billion, a decrease of ¥5,214.5 billion compared with March 31, 2016. Net assets decreased by ¥149.6 billion to ¥10,298.1 billion compared with March 31, 2016.

As for major account balances, loans and bills discounted decreased by ¥115.0 billion to ¥74,951.1 billion compared with March 31, 2016. Deposits decreased by ¥2,462.9 billion to ¥108,206.0 billion compared with March 31, 2016.

Sumitomo Mitsui Financial Group, Inc.

Non-performing loans based on the Financial Reconstruction Act on a consolidated basis decreased by ¥21.6 billion to ¥971.2 billion compared with March 31, 2016. Non-performing loan ratio was 1.13%, a decrease of 0.02 percentage point compared with March 31, 2016.

3. Earnings forecast

The consolidated earnings forecast announced on May 13, 2016 remains unchanged.

4. Others

Changes in accounting policies due to application of new or revised accounting standards

In accordance with the revision to the Corporation Tax Act, some domestic consolidated subsidiaries apply the “Practical Solution on a change in depreciation method due to Tax Reform 2016” (ASBJ Practical Issues Task Force No. 32, issued on June 17, 2016) and changed the depreciation method for buildings and accompanying facilities and structures acquired on or after April 1, 2016 from the declining-balance method to the straight-line method, starting from the three months ended June 30, 2016. Effects of this change to Ordinary Profit and Income before income taxes during the three months ended June 30, 2016 are immaterial.

Additional information

SMFG applies the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26 issued on March 28, 2016) from the three months ended June 30, 2016.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

    (1) Consolidated balance sheets

		(Millions of yen)

	March 31, 2016	June 30, 2016

Assets:
Cash and due from banks	¥ 42,789,236	¥ 39,363,896
Call loans and bills bought	1,291,365	1,210,521
Receivables under resale agreements	494,949	629,458
Receivables under securities borrowing transactions	7,972,918	7,897,190
Monetary claims bought	4,350,012	3,992,309
Trading assets	8,063,281	8,587,425
Money held in trust	5,163	4,739
Securities	25,264,445	22,048,625
Loans and bills discounted	75,066,080	74,951,101
Foreign exchanges	1,577,167	1,670,992
Lease receivables and investment assets	1,987,034	2,367,220
Other assets	6,702,774	7,783,202
Tangible fixed assets	2,919,424	2,896,767
Intangible fixed assets	878,265	961,372
Net defined benefit asset	203,274	216,332
Deferred tax assets	125,832	122,416
Customers’ liabilities for acceptances and guarantees	7,519,635	7,251,155
Reserve for possible loan losses	(625,019)	(583,392)

Total assets	¥ 186,585,842	¥ 181,371,336

Liabilities:
Deposits	¥ 110,668,828	¥ 108,205,955
Negotiable certificates of deposit	14,250,434	12,548,658
Call money and bills sold	1,220,455	1,285,901
Payables under repurchase agreements	1,761,822	1,769,982
Payables under securities lending transactions	5,309,003	7,673,911
Commercial paper	3,017,404	2,408,285
Trading liabilities	6,112,667	6,840,868
Borrowed money	8,571,227	5,784,723
Foreign exchanges	1,083,450	957,379
Short-term bonds	1,271,300	1,237,000
Bonds	7,006,357	6,865,392
Due to trust account	944,542	976,806
Other liabilities	6,632,027	6,567,138
Reserve for employee bonuses	68,476	24,814
Reserve for executive bonuses	2,446	—
Net defined benefit liability	48,570	52,628
Reserve for executive retirement benefits	2,202	1,887
Reserve for point service program	19,706	20,427
Reserve for reimbursement of deposits	16,979	14,517
Reserve for losses on interest repayment	228,741	207,013
Reserve under the special laws	1,498	1,427
Deferred tax liabilities	348,190	345,162
Deferred tax liabilities for land revaluation	32,203	32,197
Acceptances and guarantees	7,519,635	7,251,155

Total liabilities	176,138,173	171,073,235

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	757,306	757,320
Retained earnings	4,534,472	4,616,228
Treasury stock	(175,381)	(175,389)

Total stockholders’ equity	7,454,294	7,536,055

Net unrealized gains (losses) on other securities	1,347,689	1,196,742
Net deferred gains (losses) on hedges	55,130	87,474
Land revaluation excess	39,416	39,403
Foreign currency translation adjustments	87,042	(13,841)
Remeasurements of defined benefit plans	(69,811)	(60,078)

Total accumulated other comprehensive income	1,459,467	1,249,700

Stock acquisition rights	2,884	3,036
Non-controlling interests	1,531,022	1,509,309

Total net assets	10,447,669	10,298,101

Total liabilities and net assets	¥ 186,585,842	¥ 181,371,336

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

		(Millions of yen)

Three months ended June 30	2015	2016

Ordinary income	¥ 1,259,549	¥ 1,197,817
Interest income	534,406	452,440
Interest on loans and discounts	329,186	331,003
Interest and dividends on securities	144,393	61,404
Trust fees	698	711
Fees and commissions	274,214	260,389
Trading income	76,174	68,353
Other operating income	312,705	381,333
Other income	61,349	34,588
Ordinary expenses	855,075	923,843
Interest expenses	101,193	125,947
Interest on deposits	33,779	38,723
Fees and commissions payments	35,436	41,054
Trading losses	23,687	1,814
Other operating expenses	241,836	278,633
General and administrative expenses	426,838	443,197
Other expenses	26,082	33,196

Ordinary profit	404,473	273,973

Extraordinary gains	3,644	84
Extraordinary losses	1,616	942

Profit before income taxes	406,501	273,115

Income taxes-current	88,944	40,524
Income taxes-deferred	21,954	25,140

Income taxes	110,899	65,665

Profit	295,602	207,450

Profit attributable to non-controlling interests	27,732	23,164

Profit attributable to owners of parent	¥ 267,869	¥ 184,285

(Consolidated statements of comprehensive income)
		(Millions of yen)

Three months ended June 30	2015	2016

Profit	¥ 295,602	¥ 207,450
Other comprehensive income	51,016	(241,826)
Net unrealized gains (losses) on other securities	50,803	(151,744)
Net deferred gains (losses) on hedges	(14,122)	30,083
Foreign currency translation adjustments	12,260	(133,782)
Remeasurements of defined benefit plans	3,109	10,363
Share of other comprehensive income of affiliates	(1,034)	3,253

Total comprehensive income	346,618	(34,375)

Comprehensive income attributable to owners of parent	307,205	(25,468)
Comprehensive income attributable to non-controlling interests	39,412	(8,907)

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the three months

ended June 30, 2016

- Supplementary information -

Notes
1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (”SMFG”)
2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (”SMBC”)
3. Capital ratio as of June 30, 2016 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated	(Millions of yen)

			Three months ended June 30, 2016 (A)	Change (A) - (B)	Three months ended June 30, 2015 (B)
	Consolidated gross profit	1	715,779	(80,266)	796,045
	Net interest income	2	326,493	(106,719)	433,212
	Trust fees	3	711	13	698
	Net fees and commissions	4	219,334	(19,444)	238,778
	Net trading income	5	66,539	14,052	52,487
	Net other operating income	6	102,700	31,831	70,869
	General and administrative expenses	7	(443,197)	(16,359)	(426,838)
	Equity in gains (losses) of affiliates	8	6,838	1,029	5,809
	Consolidated net business profit	9	279,420	(95,596)	375,016
	Total credit cost	10	(10,640)	(4,137)	(6,503)
	Credit costs	11	(17,335)	(2,600)	(14,735)
	Write-off of loans	12	(13,135)	416	(13,551)
	Provision for reserve for possible loan losses	13	(1,949)	(1,949)	—
	Others	14	(2,250)	(1,067)	(1,183)
	Gains on reversal of reserve for possible loan losses	15	—	(1,988)	1,988
	Recoveries of written-off claims	16	6,694	452	6,242
	Gains (losses) on stocks	17	1,531	(34,143)	35,674
	Other income (expenses)	18	3,662	3,377	285
	Ordinary profit	19	273,973	(130,500)	404,473
	Extraordinary gains (losses)	20	(857)	(2,884)	2,027
	Gains (losses) on disposal of fixed assets	21	(322)	(3,299)	2,977
	Losses on impairment of fixed assets	22	(605)	221	(826)
	Income before income taxes	23	273,115	(133,386)	406,501
	Income taxes-current	24	(40,524)	48,420	(88,944)
	Income taxes-deferred	25	(25,140)	(3,186)	(21,954)
	Profit	26	207,450	(88,152)	295,602
	Profit attributable to non-controlling interests	27	(23,164)	4,568	(27,732)
	Profit attributable to owners of parent	28	184,285	(83,584)	267,869
Notes:	1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
	2.	Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments) + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

	Number of consolidated subsidiaries and affiliates

			June 30, 2016	Change	March 31, 2016
	Consolidated subsidiaries	29	350	9	341
	Equity method affiliates	30	59	—	59

Sumitomo Mitsui Financial Group

SMBC non-consolidated	(Millions of yen	)

		Three months ended June 30, 2016 (A)	Change (A) - (B)	Three months ended June 30, 2015 (B)
Gross banking profit	1	369,408	(71,000)	440,408
Net interest income	2	216,988	(107,249)	324,237
Trust fees	3	422	(4)	426
Net fees and commissions	4	68,085	(5,677)	73,762
Net trading income	5	25,119	21,263	3,856
Net other operating income	6	58,792	20,666	38,126

Gains (losses) on bonds	7	45,402	24,929	20,473
Expenses (excluding non-recurring losses)	8	(204,574)	(3,607)	(200,967)
Personnel expenses	9	(81,851)	(501)	(81,350)
Non-personnel expenses	10	(110,479)	(3,170)	(107,309)
Taxes	11	(12,243)	65	(12,308)
Banking profit (before provision for general reserve for possible loan losses)	12	164,833	(74,607)	239,440

Gains (losses) on bonds	13	45,402	24,929	20,473
Provision for general reserve for possible loan losses	14	—	—	—
Banking profit	15	164,833	(74,607)	239,440
Non-recurring gains (losses)	16	(16,228)	(39,078)	22,850
Credit costs	17	(1,838)	(871)	(967)
Gains on reversal of reserve for possible loan losses	18	16,130	(1,633)	17,763
Recoveries of written-off claims	19	4,182	564	3,618
Gains (losses) on stocks	20	125	(28,160)	28,285
Gains on sales of stocks	21	3,917	(25,748)	29,665
Losses on sales of stocks	22	(1,229)	(700)	(529)
Losses on devaluation of stocks	23	(2,561)	(1,711)	(850)
Other non-recurring gains (losses)	24	(34,828)	(8,979)	(25,849)
Ordinary profit	25	148,605	(113,686)	262,291
Extraordinary gains (losses)	26	(547)	(3,414)	2,867
Gains (losses) on disposal of fixed assets	27	(136)	(3,213)	3,077
Losses on impairment of fixed assets	28	(410)	(201)	(209)
Income before income taxes	29	148,058	(117,101)	265,159
Income taxes-current	30	(23,624)	47,787	(71,411)
Income taxes-deferred	31	(17,454)	(8,683)	(8,771)
Net income	32	106,979	(77,997)	184,976

Total credit cost (14+17+18+19)	33	18,474	(1,941)	20,415
Provision for general reserve for possible loan losses	34	9,891	(6,418)	16,309
Write-off of loans	35	(17)	(6)	(11)
Provision for specific reserve for possible loan losses	36	6,227	4,772	1,455
Losses on sales of delinquent loans	37	(1,820)	(865)	(955)
Provision for loan loss reserve for specific overseas countries	38	10	10	(0)
Recoveries of written-off claims	39	4,182	564	3,618

 Note:  Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated				(%)

		Three months ended June 30, 2016 (A)	Change (A) - (B)	Three months ended June 30, 2015 (B)
Interest earned on loans and bills discounted (a)		1.13	(0.11)	1.24
Interest paid on deposits, etc. (b)		0.01	(0.02)	0.03
Interest spread (a) - (b)		1.12	(0.09)	1.21
3. Non-performing loans (NPLs) based on the Financial Reconstruction Act
Consolidated		(Billions of yen)
				March 31, 2016
		June 30, 2016	Change from March 31, 2016
Bankrupt and quasi-bankrupt assets	1	196.2	18.2	178.1
Doubtful assets	2	479.5	(47.3)	526.8
Substandard loans	3	295.5	7.6	287.9
Total (A)	4	971.2	(21.6)	992.7

Normal assets	5	85,267.7	311.7	85,579.4
Grand total (B)	6	86,238.9	333.3	86,572.2

NPL ratio (A/B)	7	1.13%	(0.02)%	1.15%
Amount of direct reduction		337.0	35.0	302.0
SMBC non-consolidated				(Billions of yen)
				March 31, 2016
		June 30, 2016	Change from March 31, 2016
Bankrupt and quasi-bankrupt assets	8	153.2	17.6	135.6
Doubtful assets	9	324.6	(51.8)	376.4
Substandard loans	10	107.9	(2.7)	110.6
Total problem assets (A)	11	585.7	(36.9)	622.6

Normal assets	12	79,523.8	477.7	79,046.1
Total (B)	13	80,109.5	440.8	79,668.7

Problem asset ratio (A/B)	14	0.73%	(0.05)%	0.78%

Amount of direct reduction		146.5	16.7	129.8

Note:	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Billions of yen)
		June 30, 2016					March 31, 2016
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar.2016	Gains	Losses
Held-to-maturity securities	1	1,963.6	17.0	0.4	17.0	—	2,267.6	16.6
Other securities	2	20,231.6	1,700.3	(207.2)	1,868.4	168.1	23,133.4	1,907.5
Stocks	3	3,332.4	1,381.9	(191.1)	1,456.0	74.1	3,511.9	1,573.0
Bonds	4	9,782.8	128.0	18.9	129.8	1.8	10,893.1	109.2
Japanese government bonds	5	7,076.1	79.6	17.2	79.7	0.1	8,105.1	62.4
Others	6	7,116.4	190.4	(35.0)	282.6	92.2	8,728.5	225.3
Foreign bonds	7	4,931.6	32.1	6.9	36.9	4.8	6,484.2	25.3
Other money held in trust	8	4.7	—	—	—	—	5.2	—
Total	9	22,200.0	1,717.3	(206.7)	1,885.4	168.1	25,406.2	1,924.1
Stocks	10	3,332.4	1,381.9	(191.1)	1,456.0	74.1	3,511.9	1,573.0
Bonds	11	11,746.4	145.1	19.3	146.8	1.8	13,160.7	125.8
Others	12	7,121.2	190.4	(35.0)	282.6	92.2	8,733.6	225.3

SMBC non-consolidated							(Billions of yen)
		June 30, 2016					March 31, 2016
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar.2016	Gains	Losses
Held-to-maturity securities	13	1,680.6	13.0	(0.8)	13.0	—	1,980.8	13.8
Stocks of subsidiaries and affiliates	14	3,687.8	(66.7)	(31.8)	5.1	71.8	3,579.6	(34.9)
Other securities	15	17,946.2	1,464.6	(204.1)	1,620.0	155.4	20,717.5	1,668.7
Stocks	16	3,222.1	1,299.4	(188.1)	1,368.0	68.6	3,400.3	1,487.5
Bonds	17	9,217.0	122.3	18.6	124.1	1.7	10,290.2	103.8
Japanese government bonds	18	6,805.7	76.9	17.0	77.0	0.1	7,816.5	59.9
Others	19	5,507.2	42.9	(34.6)	127.9	85.1	7,027.0	77.4
Foreign bonds	20	3,696.1	23.5	3.3	26.1	2.6	5,153.8	20.2
Total	21	23,314.6	1,410.9	(236.7)	1,638.1	227.2	26,278.0	1,647.6
Stocks	22	4,580.8	1,280.3	(196.8)	1,373.1	92.8	4,642.9	1,477.1
Bonds	23	10,897.6	135.4	17.8	137.1	1.7	12,271.1	117.6
Others	24	7,836.2	(4.8)	(57.7)	127.9	132.7	9,364.0	52.9

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within other securities and foreign stocks within others of other securities are measured at the average market price during the final month of the period. The rest of the securities are measured at market prices as of the balance sheet date.
	3.	Other securities and other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts. Net unrealized gains (losses) on other securities include gains or losses which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to net assets, accordingly. The amounts of June 30, 2016 and March 31, 2016, are losses of 0.2 billion yen and gains of 0.9 billion yen respectively, in the statements of income.
	4.	Floating-rate Japanese government bonds which SMBC held as other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated						(Billions of yen)
	June 30, 2016				March 31, 2016

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	543.1	327.5	215.6	152.0	313.6	163.2	150.4	108.1
Currency swaps	35.2	59.4	(24.1)	12.6	117.7	482.3	(364.6)	11.5
Others	3.6	0.8	2.7	68.8	4.6	0.9	3.7	(41.1)
Total	581.9	387.7	194.3	233.4	435.9	646.4	(210.5)	78.6

Notes:	1.	Derivative transactions are measured at fair value in the balance sheet.
	2.	SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
	3.	Figures for net deferred gains (losses) are those before application of tax effect accounting.
Reference: Notional amounts of interest rate swaps (under deferred hedge accounting), by remaining maturity
		(Billions of yen)

	June 30, 2016				March 31, 2016

	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate /payable floating rate	2,469.5	19,772.4	7,877.6	30,119.5	2,932.0	20,282.4	7,379.1	30,593.5
Receivable floating rate /payable fixed rate	1,118.4	9,070.6	6,045.2	16,234.2	1,188.5	9,133.5	6,205.4	16,527.5
Total	3,587.9	28,843.1	13,922.8	46,353.8	4,120.5	29,415.9	13,584.5	47,120.9

6. Deposits and loans

SMBC non-consolidated					(Billions of yen)

	June 30, 2016	Change from June 30, 2015	June 30, 2015		Reference: March 31, 2016
Domestic deposits	82,898.1	5,517.1	77,380.9		82,134.7
Individual	42,931.6	488.7	42,442.9		42,312.5
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	69,840.0	1,572.1	68,267.9		69,276.7
Domestic offices (excluding offshore banking account)	51,663.4	2,976.7	48,686.7		50,072.4
Overseas offices and offshore banking accounts	18,176.6	(1,404.6)	19,581.2		19,204.4
7. ROE
Consolidated			(	%)

	Three months ended June 30, 2016	Change	Three months ended June 30, 2015
ROE (denominator: Total stockholders’ equity)	9.9	(5.2)	15.1

Note:
	ROE =	(Profit attributable to owners of parent) X (Number of days in a year (365 days)) / (Number of days in the period (91 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2